United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

November 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Bookkeeper's Map

Extraordinary Shareholders’ Meeting of 11/14/2024

Vale S.A.

Rio de Janeiro, November 12, 2024 – Pursuant to the CVM Resolution n. 81/2021, Vale S.A. (“Vale” or “Company”) announces that it has received the map that consolidates the voting instructions transmitted by shareholders to the respective custody agents, central depository and bookkeeper (“bookkeeper's synthetic voting map”), summarizing the votes for each item recorded in the distance voting ballots, according to matters submitted for deliberation at the Extraordinary Shareholders’ Meeting (“Meeting”) to be held on November 14, 2024.

The information related to bookkeeper's synthetic voting map is available on the attached spreadsheet[1], which presents the votes of 921,269,656 shares for the Extraordinary General Meeting, representing approximately 22% of Vale's voting capital, respectively. The Company clarifies that the synthetic voting map does not include votes (i) contained in distance voting ballots received directly by the Company and (ii) of American Depositary Receipts’ holders, represented at the Meeting by Citibank, as the depositary bank.

Murilo Muller

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Mariana Rocha: mariana.rocha@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Pedro Terra: pedro.terra@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

[1] In the attached table, the " Abstain" column encompasses blank votes, null votes, and abstantions.

Bookkeeper's Synthetic Voting Map – Vale’s EGM 11/14/2024
Resolution	Vote	Qtty. Shares
1. Elect Mrs. Heloísa Belotti Bedicks as a member of the Board of Directors to complete the term of office until the Annual Shareholders Meeting to be held in 2025.	Approve	806,071,117
	Reject	7,693,603
	Abstain	107,504,936
2. Elect Mr. Reinaldo Duarte Castanheira Filho as a member of the Board of Directors to complete the term of office until the Annual Shareholders Meeting to be held in 2025.	Approve	807,256,260
	Reject	7,906,994
	Abstain	106,106,402
3. Pursuant to articles 224 and 225 of the Brazilian Law No. 6.404/76, to approve the Filing and Justification for the merger of Aços Laminados do Pará S.A. (“ALPA”), Vale's wholly owned subsidiary.	Approve	921,269,656
	Reject	-
	Abstain	-
4. To ratify the appointment of Macso Legate Auditores Independentes (“Macso”), the specialized company hired to carry out the valuation of ALPA.	Approve	921,269,656
	Reject	-
	Abstain	-
5. Approve the valuation report prepared by Macso.	Approve	920,902,556
	Reject	-
	Abstain	367,100
6. To approve the merger of ALPA into Vale, without a capital increase and without the issue of new shares.	Approve	921,269,656
	Reject	-
	Abstain	-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: November 12, 2024		Director of Investor Relations